T. Rowe Price
Renaissance
Fund, Ltd.

A Sales-Commission-Free
Real Estate Investment

For information on your
Renaissance Fund account, call:
1-800-962-8300 toll free

For information on your
mutual fund account, call:
1-800-225-5132 toll free
625-6500 Baltimore area

T. Rowe Price Real Estate Group
100 East Pratt Street
Baltimore, Maryland 21202

Annual Report
For The Period Ended
December 31, 1996

FELLOW STOCKHOLDER:

The sale of Buckley Square during the fourth quarter had a major impact on Fund results. We realized net proceeds after closing costs and minority interest distributions of $6,189,000. After distributing the taxable gain to shareholders, the remaining $4.8 million was used to pay down part of the Fund's debt on Buschwood III under the terms of the loan agreement requiring all net proceeds, except for the gain, to be applied against the outstanding loan amount.
     Excluding the $1,368,000 gain on the sale of Buckley, the Fund experienced a loss from operations of $223,000 in 1996 compared with income of $678,000 in 1995. The difference between 1995 and 1996 was a direct result of a valuation impairment of $907,000 at Post Oak Place. Including the gain from the sale, the Fund's net income in 1996 was $1,145,000.
     Revenues from rental income and interest resulted in total revenues of $5,320,000 for the year compared with $4,878,000 a year earlier. Revenues and operating expenses, excluding the Post Oak impairment, were up by comparable amounts, $442,000 and $436,000, respectively, due primarily to the inclusion of Buschwood for the full year in 1996. Increases in operating income at Buckley prior to the sale, and at Buschwood for a full year, offset operating declines at Gatehall I due to a lower average leased status over the year, and at Post Oak Place due to greater depreciation and bad debt expense.
     We signed new, renewal, and expansion leases totaling 26% of the Fund's total square footage in 1996. Declines because of tenant turnover at Valley Business Center in the fourth quarter offset gains at Gatehall I and Post Oak Place, resulting in the overall leased status of the Fund remaining unchanged at 87% from the prior year-end.

Real Estate Investments (Dollars in thousands)
_________________________________________________________________

                                        Average     Contribution
                       Leased Status  Leased Status to Net Income
                        ___________   _____________ ____________

               Gross                     Twelve        Twelve
             Leasable                 Months Ended  Months Ended
Property       Area    December 31,   December 31,  December 31,
Name         (Sq. Ft.)     1996        1995  1996   1995     1996
_________   __________  __________     _____ _____  ____     ____

Valley
  Business
  Center      202,500       87%          98%   97% $253   $  256

Post Oak
  Place        56,400       81           75    76    48     (933)

Gatehall I    113,600       82           82    73   157      (52)

Buschwood
  III          76,900      100          100   100     7      154
             ________     ____         ____  ____ _____    _____

              449,400       87           91    89   465     (575)
Properties
  Sold              -        -            -     -   357    1,958

Fund
  Expenses
  Less
  Interest
  Income            -        -            -     -  (144)    (238)
             ________     ____         ____  ____ _____    _____

Total         449,400      87%          91%   89%  $678   $1,145

     At Valley Business Center, we signed three new and five renewal leases representing 25% of the property. Near year-end, however, the loss of two tenants caused a decline in occupancy, but in January we signed a new lease for most of the remaining vacancy.
     The gains at Post Oak Place were a result of four new leases, three renewals, and two expansion leases totaling 21% of this Houston office property. The market is slowly improving, but we cannot be sure this trend will continue and thought it prudent to record the valuation impairment.
     While the average leased status at Gatehall I fell from a year earlier, the year-end leased rate increased 11 percentage points. The rise at this Parsippany, New Jersey, property was attributable to four new leases, one renewal, and five expansion leases encompassing 28% of the property. Occupancy had been hurt earlier by the loss of two tenants that did not renew and one whose lease was terminated for credit reasons. We successfully appealed taxes on the property, which resulted in an $86,000 refund.
     Buschwood III, an office building located in Tampa, Florida, has been 100% leased since June 1995, when the Fund acquired it. There is a problem with the existing energy management system, and we will be making the necessary changes shortly. We will have more to say in our first quarter 1997 report.

Share Valuation

As you know, at the end of each year we employ a third-party appraiser to review and assess the analysis and assumptions used to prepare an estimated current value of the properties held in your Fund. The Fund then uses these valuations to prepare an estimated share value, which is approved by the Fund's Board of Directors. The estimated share value may not be representative of the value of your shares when the Fund ultimately liquidates. Nor is there any assurance that you could sell your shares today at a price equal to the current estimated value.
     At December 31, 1996, the estimated share value of the Fund was $13.44. After adjusting for our February distribution of $0.99, the estimated value per share is $12.45.

Dividend

The Fund declared a fourth quarter dividend of $0.99 per share, of which $0.912 was from the taxable gain on the sale of Buckley Square. This brings the total dividends for the year to $1.44, 100% of taxable income. During the first three quarters of 1996, the dividend had been set at $0.15 per unit. Going forward, we expect Buschwood to become more profitable now that part of its debt has been paid down, and increased income from this property should partly offset the loss of income from Buckley Square. However, we will determine future dividends each quarter based on cash flows, anticipated capital requirements, and the status of property dispositions.

Outlook

Currently, the Fund has no properties held for sale, but we anticipate that some will be put on the market through the course of the year. Some of you have asked why we are interested in selling now, just as the market has been exhibiting signs of strengthening.
     Our primary goal is to take advantage of rising property values while the market is improving and using the opportunity to capture higher prices for investors. As usually happens in improving markets, the turnaround in real estate is broadly encouraging an increasing supply of new properties, which could eventually lead to an oversupply and softer prices down the road. This is normal as the real estate cycle runs its course. While we do not expect a recession in either real estate or the general economy to emerge in the near future, the country's economic expansion is almost six years old and is approaching an advanced stage, by historical measures.
     It is possible that by selling Fund properties during the next few years, we might miss some further advances in real estate values. However, with prices currently rising due to strong tenant and investor demand, supply growing in many markets, and the Fund nearing the end of its expected lifespan, we believe it is prudent to sell into that strength while prices are on the upswing.

     Sincerely,

     James S. Riepe
     Chairman

February 7, 1997

                      REAL ESTATE HOLDINGS
                        December 31, 1996
                         (In thousands)

                                          Date     Carrying
Property Name       Type and Location   Acquired    Amount
_______________     _______________     _________  ________

Valley Business     Industrial             6/90    $6,219
   Center           Denver, Colorado

Post Oak Place      Office                 2/92     1,982
   Houston, Texas

Gatehall I          Office                 8/94     6,192
   Corporate Center Parsippany, New Jersey

Buschwood III       Office                 6/95     5,424
   Tampa, Florida
                                                _________

                                                   $19,817
                                                _________
                                                _________

                   CONSOLIDATED BALANCE SHEETS
                (In thousands except share data)

                                    December 31,December 31,
                                        1996        1995
                                     _______________________

Assets

Real Estate Property Investments
 Land. . . . . . . . . . . . . . . .   $   5,438      $  6,037
 Buildings and Improvements. . . . .      16,245        15,971
                                         _______       _______
                                          21,683        22,008
 Less:  Accumulated Depreciation
    and Amortization . . . . . . . .      (1,866)       (1,387)
                                         _______     _________

                                          19,817        20,621
 Held for Sale . . . . . . . . . . .           -         5,332
                                         _______      ________

                                          19,817        25,953
Cash and Cash Equivalents. . . . . .       2,738         1,608
Accounts Receivable
 (less allowances of $10 and
    $11) . . . . . . . . . . . . . .         277           281
Other Assets . . . . . . . . . . . .         148           194
                                        ________      ________

                                         $22,980      $ 28,036
                                        ________      ________
                                        ________      ________

Liabilities and Stockholders' Equity

Liabilities
 Mortgage Loans Payable. . . . . . .     $ 4,106      $  8,976
 Security Deposits and Prepaid
    Rents. . . . . . . . . . . . . .         268           326
 Accrued Real Estate Taxes . . . . .         175           284
 Accounts Payable and
    Other Accrued Expenses . . . . .         346           285
 Dividends Declared. . . . . . . . .       1,514            76
 Minority Interest . . . . . . . . .           -           541
                                         _______      ________

Total Liabilities. . . . . . . . . .       6,409        10,488
                                         _______      ________
Stockholders' Equity
 Common Stock, $.001 Par Value,
    Authorized 5,500,000 Shares;
    Issued and Outstanding 1,529,446
    and 1,527,191 Shares . . . . . .           1             1
 Additional Paid-In Capital. . . . .      18,526        18,447
 Dividends in Excess of Net Income .      (1,956)         (900)
                                        ________      ________

Total Stockholders' Equity . . . . .      16,571        17,548
                                        ________      ________

                                         $22,980      $ 28,036

The accompanying notes are an integral part of the consolidated financial statements.

              CONSOLIDATED STATEMENTS OF OPERATIONS
             (In thousands except per-share amounts)

                                  Years Ended December 31,
                                    1996      1995       1994
                                  _________ _________  _________

Revenues

Rental Income. . . . . . . . .   $   5,231  $   4,822  $  3,246
Interest Income. . . . . . . .          89         56       118
                                 _________  _________ _________

                                     5,320      4,878     3,364
                                 _________  _________ _________

Expenses

Property Operating
  Expenses . . . . . . . . . .       2,055      1,749       948
Real Estate Taxes. . . . . . .         512        566       373
Depreciation and
  Amortization . . . . . . . .         816        807       466
Decline of Property
  Values . . . . . . . . . . .         907          -         -
Investment Advisory Fees . . .         280        251       157
Fund Management Expenses . . .         203        169       202
Interest Expense . . . . . . .         705        588       262
Amortization of
  Organization Costs . . . . .           -         23        45
Minority Interest in
  Operations . . . . . . . . .          65         47        51
                                 _________  _________ _________

                                     5,543      4,200     2,504
                                 _________  _________ _________

Income (Loss) from Operations before
  Gain on Real Estate Sold . .        (223)       678       860
Gain on Real Estate Sold
  (Net of minority interest
  of $309) . . . . . . . . . .       1,368          -         -
                                 _________  _________ _________

Net Income . . . . . . . . . .   $   1,145  $     678  $    860
                                 _________  _________ _________
                                 _________  _________ _________

Activity per Share

Net Income . . . . . . . . . .   $    0.75  $    0.45  $   0.58
                                 _________  _________ _________
                                 _________  _________ _________

Dividends Declared . . . . . .   $    1.44  $    0.59  $   0.64
                                 _________  _________ _________
                                 _________  _________ _________

Weighted Average Number of
  Shares Outstanding . . . . .   1,529,663  1,509,428 1,487,108
                                 _________  _________ _________
                                 _________  _________ _________

The accompanying notes are an integral part of the consolidated financial statements.

         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                (In thousands except share data)

                                       Additional Dividends
                          Common Stock   Paid-In In Excess
                                                   Of Net
                          SharesAmount    Capital Income   Total
                          ______ _____    ______   _____   _____

Balance,
 December 31, 1993 . . .1,479,199  $1  $17,727  $ (597) $17,131
Net Income . . . . . . .       -    -        -     860      860
Dividend
 Reinvestments . . . . .  45,557    0      565       -      565
Share Repurchases. . . . (38,013)   0     (404)      -     (404)
Dividends Declared . . .       -    -        -    (950)    (950)
                        ________  ___  _______________   ______
Balance,
 December 31, 1994 . . .1,486,743   1   17,888    (687)  17,202
Net Income . . . . . . .       -    -        -     678      678
Dividend Reinvestments .  59,602    0      787       -      787
Share Repurchases. . . . (19,154)   0     (228)      -     (228)
Dividends Declared . . .       -    -        -    (891)    (891)
                        ________   ___ _______________   ______
Balance,
 December 31, 1995 . . .1,527,191   1   18,447    (900)  17,548
Net Income . . . . . . .       -    -        -   1,145    1,145
Dividend
 Reinvestments . . . . .  39,491    0      523       -      523
Share Repurchases. . . . (37,236)   0     (444)      -     (444)
Dividends Declared . . .       -    -        -  (2,201)  (2,201)
                        ________  ___  _______________   ______
Balance,
 December 31, 1996 . . .1,529,446  $1  $18,526  $(1,956)$16,571
                        ________  ___  _______________   ______
                        ________  ___  _______________   ______

The accompanying notes are an integral part of the consolidated financial statements.

              CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (In thousands)

                                        Years Ended December 31,
                                         1996    1995     1994
                                        _______ _______  _______

Cash Flows from Operating Activities

Net Income . . . . . . . . . . . . .   $1,145   $  678  $   860
Adjustments to Reconcile Net Income
  to Net Cash Provided by Operating
  Activities
    Depreciation and Amortization. .      816      807      466
    Decline of Property Values . . .      907        -        -
    Amortization of Organization
       Costs . . . . . . . . . . . .        -       23       45
    Minority Interest in
       Operations. . . . . . . . . .       65       47       51
    Gain on Real Estate Sold . . . .   (1,368)       -        -
    Change in Accounts Receivable,
       Net of Allowances . . . . . .        4      (99)     (79)
    Change in Other Assets . . . . .       46      (37)      53
    Change in Security Deposits and
       Prepaid Rents . . . . . . . .      (58)      32      131
    Change in Accrued Real Estate
       Taxes . . . . . . . . . . . .     (109)       2       10
    Change in Accounts Payable and Other
       Accrued Expenses. . . . . . .       61      (12)       8
                                      _______  _______  _______
Net Cash Provided by Operating
  Activities . . . . . . . . . . . .    1,509    1,441    1,545
                                      _______  _______  _______
Cash Flows from Investing Activities

Proceeds from Property
  Disposition. . . . . . . . . . . .    7,036        -        -
Investments in Real Estate . . . . .     (946)  (6,070)  (6,222)
                                      _______  _______  _______
Net Cash Provided by (Used in)
  Investing Activities . . . . . . .    6,090   (6,070)  (6,222)
                                      _______  _______  _______
Cash Flows from Financing Activities

Dividends Paid . . . . . . . . . . .     (763)  (1,141)    (830)
Dividend Reinvestments . . . . . . .      523      787      565
Share Repurchases. . . . . . . . . .     (444)    (228)    (404)
Minority Interest Distributions. . .     (915)     (54)     (37)
Proceeds of Mortgage Loan, Net of
  Debt Issuance Costs. . . . . . . .        -    5,459    1,400
Repayment of Mortgage Loan . . . . .   (4,870)     (46)       -
                                      _______  _______  _______
Net Cash Provided by (Used in)
  Financing Activities . . . . . . .   (6,469)   4,777      694
                                      _______  _______  _______
Cash and Cash Equivalents

Net Increase (Decrease)
  during Year. . . . . . . . . . . .    1,130      148   (3,983)
At Beginning of Year . . . . . . . .    1,608    1,460    5,443
                                      _______  _______  _______

At End of Year . . . . . . . . . . .   $2,738   $1,608  $ 1,460

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

T. Rowe Price Renaissance Fund, Ltd., A Sales-Commission-Free Real Estate Investment (the "Fund"), was incorporated on June 14, 1989, in the state of Maryland. The Fund intends to continue to qualify and elect to be taxed as a Real Estate Investment Trust
(REIT) under the Internal Revenue Code of 1986, as amended, and accordingly will not be subject to federal income taxes on amounts distributed to stockholders, provided it distributes at least 95% of its taxable income and meets certain other conditions. The Fund believes that it has met the requirements for qualification as a REIT from inception through December 31, 1996. The Fund has declared dividends of at least 100% of its taxable income since inception. There are, therefore, no provisions for federal income taxes in the accompanying consolidated financial statements.
    T. Rowe Price Real Estate Group, Inc., a wholly-owned subsidiary of T. Rowe Price Associates, Inc. (the "Sponsor"), provided the initial capital for the Fund through its purchase of 16,000 shares of common stock at $12.50 per share.
    The Fund has a reinvestment plan whereby stockholders may elect to have dividends automatically reinvested in additional shares of the Fund, or fractions thereof, instead of receiving cash payments. Through December 31, 1996, 336,806 shares had been purchased under this plan for total reinvestment of $4,218,000. The purchase price of shares acquired through the reinvestment plan is established at least annually by the Fund's Board of Directors based upon its estimate of the fair market value of the net assets of the Fund.
    The Fund also provides a Liquidity Enhancement Plan (the "Plan") pursuant to which stockholders may request that the Fund repurchase their shares. The Fund utilizes reinvestment proceeds to repurchase shares of stock. Through December 31, 1994, shares were repurchased at the lesser of 90% of the estimated fair market value or $10.625 per share. Subsequently, the repurchase price of a share has been 90% of the estimated fair market value of the share, which during 1996 was $11.93 per share. As of December 31, 1996, 129,919 shares had been repurchased under the Plan for a total cost of $1,453,000.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Fund's financial statements are prepared in accordance with generally accepted accounting principles which requires the use of estimates and assumptions by the Fund's management.
    The consolidated financial statements include the accounts of the Fund and the accounts of Buckley Square Associates, a Colorado general partnership, in which the Fund had a 90% controlling general partnership interest until its disposition in late 1996.
    The Fund will review its real estate property investments for impairment whenever events or changes in circumstances indicate that the property carrying amounts may not be recoverable. Such a review will result in the Fund recording a provision for impairment of the carrying value of its real estate property investments if the estimated future cash flows from a property's operations and projected sale are less than the property's net carrying value. Whenever a provision for impairment is recorded, the estimated fair value of the property will become its new cost basis. The Fund's management believes that the estimates and assumptions used in evaluating the carrying value of the Fund's properties are appropriate; however, changes in market conditions and circumstances could occur in the near term which would cause these estimates to change.
    Depreciation is calculated primarily on the straight-line method over the estimated useful lives of buildings and improvements, which range from five to 40 years. Lease commissions and tenant improvements are capitalized and amortized over the life of the lease using the straight-line method.
    On January 1, 1996, the Fund adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The impact of adopting this SFAS is that depreciation expense is not recognized on properties held for sale after 1995.
    Cash equivalents consist of all short-term, highly liquid investments including money market mutual funds and marketable U.S. Treasury debt securities with maturities at the time of acquisition of three months or less. The cost of such investments approximates fair value.
    The Fund uses the allowance method of accounting for doubtful accounts. Provisions for uncollectible tenant receivables in the amounts of $78,000, $6,000, and $16,000 were recorded in 1996, 1995, and 1994, respectively. Bad debt expense is included in Property Operating Expenses.
    Rental income is recognized on a straight-line basis over the term of each lease. Rental income accrued, but not yet billed, is included in Other Assets and aggregates $86,000 and $94,000 at December 31, 1996 and 1995, respectively.
    Organization costs were amortized over a five-year period.

NOTE 3 - TRANSACTIONS WITH RELATED PARTIES

Pursuant to contracts executed in 1991, the Fund pays advisory fees to T. Rowe Price Real Estate Group, Inc. (the "Investment Manager"), an affiliate of the Fund's Sponsor, and LaSalle Advisors Limited Partnership (the "Investment Advisor"). The Investment Manager provides communications, cash management, administrative, and other related services to the Fund for an advisory fee of .45% per year of the fair market value, as defined, of the Fund's assets and earned $133,000, $119,000, and $75,000 in 1996, 1995, and 1994, respectively. The Investment Advisor provides the Fund with real estate advisory, accounting, and other related services for an advisory fee of .50% per year of the fair market value, as defined, of the Fund's assets and earned $147,000, $132,000, and $82,000 in 1996, 1995, and 1994,
respectively. Recognition of these investment advisory fees is subject to limitations adopted by the Fund pursuant to guidelines promulgated by the North American Securities Administrators Association.
    An affiliate of the Investment Manager earned a normal and customary fee of $3,000, $4,000, and $7,000 from the money market mutual funds in which the Fund made its interim cash investments during 1996, 1995, and 1994, respectively.
    The Fund also reimburses the Investment Manager and Investment Advisor for certain defined expenses incurred in operating and administering the affairs of the Fund. Expense reimbursements for the Investment Manager totaled $40,000, $32,000, and $26,000 for 1996, 1995, and 1994, respectively.
Reimbursements for the Investment Advisor totaled $30,000 for each of the last three years.
    In addition, the Fund is obligated to pay acquisition fees for services rendered in connection with the purchase of properties. Acquisition fees equal two percent of the aggregate proceeds from the sale of common stock, issuance of debt and reinvestment of dividends which are used by the Fund to acquire properties. In 1995, the Investment Manager and Investment Advisor each received $52,500 in connection with the Buschwood III acquisition and in 1994 received $23,000 and $58,000, respectively, related to the Gatehall I purchase.
    One director of the Fund is also a director of the Investment Manager and its affiliates. Certain officers of the Fund are also officers of the Investment Manager or its affiliates.

NOTE 4 - PROPERTY DISPOSITION

In November 1996, Buckley Square was sold, and the Fund received net proceeds of $6,189,000 for its 90% interest. The net book value of the Fund's interest at the date of sale was $4,821,000 after deduction of accumulated depreciation and minority interest. Accordingly, the Fund recognized a $1,368,000 gain on the sale of this property in the fourth quarter of 1996. Proceeds from this property sale will be distributed in January 1997 to Fund shareholders in the amount of $1,394,000, the gain on disposition for tax purposes. Proceeds of $4,552,000 were used to repay a significant portion of the Fund's outstanding debt in 1996. Subsequent to December 31, 1996, the residual proceeds of $243,000 were also used to reduce debt.

NOTE 5 - PROPERTY VALUATIONS

Based upon a review of current market conditions, estimated holding period, and future performance expectations, the Fund's management has determined that the net carrying value of Post Oak Place may not be fully recoverable from future operations and disposition and recognized an impairment charge of $907,000 in 1996.

NOTE 6 - REAL ESTATE PROPERTY INVESTMENTS AND MORTGAGE LOANS
PAYABLE

The Fund entered into a Note and Deed of Trust in conjunction with the acquisition of Valley Business Center in 1990. The $2.1 million non-recourse loan bears interest at a rate of 9.875% per annum and is secured by the Fund's interest in the property. The loan requires monthly interest payments with full principal due on September 15, 1997.
    On August 19, 1994, the Fund acquired Gatehall I, an office building located in Parsippany, New Jersey, for $5,795,000, including the proceeds of a $1,422,000 bank borrowing. On June 29, 1995, the Fund acquired Buschwood III, an office building located in Tampa, Florida, for $5,536,000, primarily from the proceeds of a $5,500,000 bank borrowing which was combined with the Gatehall I loan for an aggregate borrowing of $6,922,000.
The new mortgage loan is secured by both properties and bears interest at the Fund's option of either LIBOR plus 1.75% for up to six months or the prime rate plus .25%. Monthly payments include principal in the amount of $9,200 plus accrued interest. The remaining principal balance is due in June 1998. The debt terms also require that a significant portion of any proceeds from the sale of Valley Business Center be applied as a repayment of the outstanding principal balance. At December 31, 1996, outstanding borrowings under this loan agreement were $2,006,000.
    Debt issuance costs are amortized on a straight-line basis over the expected life of the related loan. Unamortized amounts are included in Other Assets and aggregate $14,000 at December 31, 1996 and $63,000 at December 31, 1995.
    Interest paid on mortgage loans totaled $707,000, $508,000, and $234,000 in 1996, 1995, and 1994, respectively.

NOTE 7 - LEASES

Future minimum rentals (in thousands) to be received by the Fund under noncancelable operating leases in effect at December 31, 1996 are:

              1997              $  3,139
              1998                 2,413
              1999                 1,520
              2000                   573
              2001                   204
           Thereafter                  -
                                 _______

             Total              $  7,849
                                 _______
                                 _______

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENT TO TAXABLE INCOME

As described in Note 1, the Fund intends to continue to be taxed as a REIT. Accordingly, the Fund has not provided for an income tax liability; however, certain timing differences exist between amounts reported for financial statements and federal income tax purposes. These differences are summarized below for the last three years:

                               1996      1995     1994
                             ________  ________ ________
                                    (in thousands)

Book net income. . . . . .    $1,145    $  678   $   860
Decline in property
  value. . . . . . . . . .       907         -         -
Depreciation . . . . . . .       140       192        44
Other items. . . . . . . .         8        21        45
                            ________  ________  ________
Taxable income
  before REIT dividend
  deduction. . . . . . . .    $2,200    $  891   $   949
                            ________  ________  ________
                            ________  ________  ________

NOTE 9 - DIVIDEND DECLARATION

The Fund declared a quarterly cash dividend of $.99 per share, including $.912 related to the gain on the Buckley Square sale, payable to stockholders of record at December 31, 1996. The dividend will be paid in January 1997.

MARKET FOR THE FUND'S COMMON STOCK AND RELATED STOCKHOLDER
MATTERS

On February 1, 1997, there were 2,606 record holders. Although the Fund's shares of common stock are fully transferable, there is no public market for the shares, and it is not anticipated that a public market for the shares will develop.
    The Fund has a Reinvestment Plan through which stockholders may elect to have their dividends automatically reinvested in additional shares, or fractions thereof, instead of receiving cash payments. The per-share price under the plan was initially set at $12.50 in 1990. The Board of Directors determines the value of the shares to be sold pursuant to the plan on at least an annual basis, based on its good faith estimate of the amount stockholders would receive if the Fund's real estate investments were sold for their estimated values and if such proceeds, together with the other assets of the Fund, were distributed in a liquidation of the Fund. The Board has determined the per-share value to be $12.45 for reinvestments in 1997 (subject to adjustment in the case of any material changes). Historical activity in the Reinvestment Plan is discussed in the "Liquidity and Capital Resources" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this report, below, which section is hereby incorporated by reference herein. The plan may be terminated at any time.
    The Fund also has a Liquidity Enhancement Plan, which provides stockholders with the opportunity to present some or all of their shares to the Fund for repurchase, and to have those shares repurchased if the Fund has sufficient proceeds from the Reinvestment Plan available for this purpose. The Liquidity Enhancement Plan was implemented in the second quarter of 1992. Under the Plan, the repurchase price per share is 90% of the fair market value ($11.21 in 1997). Completed repurchase requests must be received in good order by the Fund at least 30 days prior to the end of a quarter for the shares to qualify for repurchase at the end of that quarter. Historical activity in the Liquidity Enhancement Plan is discussed in the "Liquidity and Capital Resources" section of "Management's Discussion and Analysis and Results of Operations" in this report, below, which section is hereby incorporated by reference herein. The Fund may terminate the Plan at any time.
    The Fund intends to pay dividends on a quarterly basis, payable within 45 days after the end of each calendar quarter, to stockholders of record on the record date or dates declared for such quarter as determined by the Board of Directors. The Fund intends to pay dividends each year to stockholders in an amount at least equal to 100% of its taxable income in order to continue to qualify as a real estate investment trust in accordance with the Internal Revenue Code of 1986, as amended, and to avoid the payment of federal income tax at the corporate level. Quarterly dividends declared during the past two years were: $.18 for each of the first three quarters of 1995, $.05 for the fourth quarter of 1995, $.15 for each of the first three quarters of 1996, and $.99 for the fourth quarter of 1996. Dividends declared for the first three quarters of 1995 and 1996 were based on estimates of cash flows and net income for tax purposes made at the beginning of each year. Fourth quarter dividends were declared in order to set the total dividends paid for each year equal to 100% of taxable income. The dividend for the fourth quarter of 1996 included a capital gain dividend of $.912.

MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATION
LIQUIDITY AND CAPITAL RESOURCES

The Fund sold 1,306,559 shares in connection with the public offering of shares in 1990, for a total of $16,310,000, in addition to the purchase of 16,000 shares for $200,000 by T. Rowe Price Real Estate Group, Inc., at the time the corporation was formed. After deduction of organizational and offering costs of $976,000, the Fund had $15,534,000 available for investment and capital reserves.
    Additional shares have been and will continue to be sold, if at all, only in connection with the Fund's reinvestment plan. Additional capital in the amount of $5,257,329 was raised from dividend distributions reinvested through February 1, 1997, and 420,290 additional shares were issued in connection therewith. The amount of additional capital to be raised from this source in the future will depend on the size of the Fund's dividends per share and the number of shares in the Reinvestment Plan at any given time. There are no organizational or offering expenses associated with or deducted from such proceeds. Substantially all of this capital has been used to repurchase shares in connection with the Fund's Liquidity Enhancement Plan and for investment in or improvements to real estate, including the repayment of debt. As of February 1, 1997, $160,000 remained available. As of February 1, 1997, 135,092 shares had been repurchased under the Liquidity Enhancement Plan for a total of $1,511,000.
    In 1996, the Fund sold Buckley Square and received net proceeds after deduction of minority interest of $6,189,000. The net book value of the Fund's interest at the date of sale was $4,821,000. As of December 31, 1996, the Fund held four properties for a total investment in real estate, before deduction of accumulated depreciation and amortization, of $21,683,000, representing initial acquisition costs and subsequent improvements after an adjustment of $907,000 for a valuation impairment at Post Oak Place in 1996. The Fund recognized this impairment based on the Investment Manager's belief that the Fund may be unable to recover the net carrying value of this property through future operations and sale.
    Initial acquisition costs were partially funded by a $2.1 million loan secured by Valley Business Center, bearing interest at 9.875% per annum, all due and payable in 1997, a $1.4 million loan secured by Gatehall I, bearing interest at a floating rate which as of February 2, 1997, stood at 7.29% per annum, due and payable in 1998 (subject to the Fund's option to extend the loan for two one-year terms), and a $5.5 million loan secured by Buschwood III which was combined with the Gatehall loan. In February 1996, the Fund made an optional $200,000 payment on the latter, reducing the combined principal balance to $6.7 million. In addition, in 1996, the Fund repaid a portion of this loan, using proceeds from the Buckley Square disposition and leaving a loan balance of $2 million.
    For 1996, the ratio of revenue produced by the Fund's properties to total debt service under these loans is approximately 7 to 1. Based on the portion of debt utilized to acquire the properties, each of Valley Business Center, Gatehall I, and Buschwood III generated sufficient revenue in 1996 to cover debt service related to the property and contributed to dividends paid to the Fund's stockholders. Management anticipates such a level will continue to be maintained in 1997 for Gatehall I, Buschwood III, and Valley Business Center.
    The Fund expects to incur capital expenditures during 1997, totaling approximately $1,200,000 for tenant improvements, lease commissions, and other major repairs and improvements; approximately 73% of these expenditures are dependent on the execution of leases with new and renewing tenants. As of December 31, 1996, the Fund maintained cash and cash equivalents aggregating $2,738,000, an increase of $1,130,000 from the prior year-end. Cash from financing activities resulted in net outflows in 1996 as compared to net inflows in 1995, primarily as a result of the receipt of the proceeds of the mortgage loan utilized to purchase Buschwood III in 1995 and the repayment of a substantial portion of the loan in 1996. Net cash provided by operating activities remained generally unchanged from the prior year.
Cash from investing activities increased by $12,160,000 as a result of the purchase of Buschwood III in 1995 and the sale of Buckley Square in 1996.
    The Fund maintains cash balances to fund its operating and investing activities, including the costs of tenant improvements and leasing commissions, costs which must be disbursed prior to the collection of any resultant revenues. The Fund also has additional borrowing capacity of $778,000 for use in connection with tenant improvements, leasing commissions, and other capital expenditures at Gatehall I. Management believes that year-end cash balances, cash generated from operating activities in 1997, and its borrowing capacity will be adequate to fund its current operating needs.

Results of Operations

1996 v. 1995

The Fund's net income of $1,145,000 for 1996 equates to $0.75 per share compared with $678,000, or $0.45 per share, in 1995. The increase was driven by the $1,368,000 gain on the sale of Buckley Square. Excluding the gain on the sale of Buckley Square, the Fund experienced a loss from operations of $223,000 in 1996. The difference between 1995 and 1996 was a direct result of recording a valuation impairment of $907,000 at Post Oak Place.
    Revenues from rental income and interest resulted in total revenues of $5,320,000 for the year compared with $4,878,000 a year earlier. Revenues and operating expenses, excluding the Post Oak Place impairment, were up by comparable amounts, $442,000 and $436,000, respectively, due primarily to the inclusion of Buschwood for the full year in 1996. Increases in operating income at Buckley Square prior to the sale, and at Buschwood III for a full year, offset operating declines at Gatehall I due to a lower average leased status over the year, and at Post Oak Place due to greater depreciation and bad debt expenses.
    Leases representing 16% of the portfolio's leasable square footage are scheduled to expire in 1997. These leases represent approximately 18% of the portfolio's rental income for 1996.
This amount of potential lease turnover is normal for the types of properties in the portfolio, which typically lease to tenants under three to five year leases. There are no single-tenant properties in the Fund's portfolio, and only one tenant, Liberty Mutual at Buschwood III, accounted for more than 10% of the Fund's revenue in 1996, providing slightly in excess of 10%. The Fund, therefore, does not expect any material adverse effect on revenue in the event of the failure of any single tenant in 1997.
    The directors of the Fund declared dividends of $1.44 per share during 1996. The gain on the sale of Buckley Square resulted in higher per-share dividends than last year's $0.59 per share. Total dividends declared in 1996 were $2,201,000, compared to $891,000 in 1995. All of the 1995 dividends were paid from the Fund's cash flow. Of the 1996 dividends, $1,394,000 derived from the proceeds of the sale of Buckley Square and the balance from the Fund's cash flow.

1995 v. 1994

The Fund's net income of $678,000 for 1995 equated to $0.45 per share compared with $860,000, or $0.58 per share, in 1994. The decrease was driven by a lower leased level at Post Oak Place (which was partially offset by lower operating expenses) and by increased operating expenses and higher depreciation expenses relating to charge-offs of tenant improvements at Valley Business Center.
    Rental revenue was up $1,576,000 over the prior year, with Gatehall I contributing $1,002,000 of the total (up $349,000 over the increase in 1994), and Buschwood III contributing $600,000. Gatehall I was held for only four months in 1994, versus 12 months in 1995 and Buschwood III was held for only six months in 1995. Interest expense on the debt incurred to purchase Gatehall I and Buschwood III, together with operating expenses at these properties, offset almost completely the improvements in rental revenue.

Other Information

Information or statements provided by or on behalf of the Fund from time to time may contain certain "forward-looking information," including information relating to anticipated growth in revenues or net income, anticipated disposition of properties, anticipated expense levels, and expectations regarding real estate market conditions. The cautionary statements provided below are being made pursuant to the Private Securities Litigation Reform Act of 1995 and with the intention of obtaining the benefits of the "safe harbor" provisions of the Act for any such forward-looking information. Many of the following important factors discussed below, as well as other factors, have also been discussed in the Fund's prior public filings. The Fund cautions readers that any forward-looking information provided by or on behalf of the Fund is not a guarantee of future performance and that actual results may differ materially from those in the forward-looking information as a result of various factors, including but not limited to those discussed below. Further, such forward-looking statements speak only as of the date on which such statements are made, and the Fund undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.
    The Fund's future revenues may fluctuate due to factors such as: changes in demand for space in its properties or in market rental rates, due to either local conditions or general economic trends; and changes in demand by purchasers for the types of properties owned by the Fund, or changes in the prices prospective purchasers are willing to pay for properties.
    The Fund's future operating results are also dependent upon the level of operating expenses, which are subject to fluctuation for the following or other reasons: expenses and capital costs, including depreciation, amortization and other non-cash charges, incurred by the Fund to maintain its properties and procure tenants and purchasers; assessed value of real estate or local tax rates; and costs of environmental remediation.

INDEPENDENT AUDITORS' REPORT

To the Stockholders
T. Rowe Price Renaissance Fund, Ltd.,
A Sales-Commission-Free Real Estate Investment:

We have audited the accompanying consolidated balance sheets of
T. Rowe Price Renaissance Fund, Ltd., A Sales-Commission-Free Real Estate Investment and its consolidated partnership, as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of T. Rowe Price Renaissance Fund, Ltd., A Sales-Commission-Free Real Estate Investment and its consolidated partnership as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Chicago, Illinois
January 24, 1997